SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431-1

SUMMARY OF THE MINUTES OF THE 166th EXTRAORDINARY GENERAL MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba – State of Paraná. 2. DATE AND TIME: September 28, 2005 – at 2:30 pm. 3. CALL NOTICE: Call notice published by the Official Gazette of the State and newspapers “O Estado do Paraná” and “Diário Comércio Indústria e Serviços – DCI”. 4. QUORUM: fifty nine wholes, seventy one hundred per cent (59.71%) of the voting capital, as per signatures on the Shareholders’ Attendance Book 3, page 38, over leaf. 5. PRESIDING BOARD: SILMARA BONATTO CURUCHET - Chairwoman; RUBENS GHILARDI – Executive Secretary of the Board of Directors and CEO of the Company; MARLOS GAIO - Secretary.
6. DELIBERATIONS:
I. Elected by unanimous vote, as an effective member of the Fiscal Council, to complete the 2005/2006 term of office, Mr. Heron Arzua, a Brazilian citizen, married, lawyer, Identity Card (RG) # 273.343 -PR, Individual Taxpayer’s Register (CPF/MF) # 000.196.829 -72, domiciled at Alameda Júlia da Costa, 1425, ap. 201, Bigorrilho, in the city of Curitiba, State of Paraná, fulfilling the vacancy left by Mr. Paulo Roberto Trompczynski, who has resigned to his term of office after taking the position as the Company’s Financial and Investor Relations Officer. Being the voting minority shareholders consulted separately, under the terms of article 240 of the Brazilian Corporate Law, it was also elected by unanimous vote, to the same term of office, to fulfill the vacancy left after Mr. Felipe Hirai’s withdrawal, as an alternate member of the Fiscal Council, Mr. Maurício Jonas de Oliveira, a Brazilian citizen, married, business manager, Identity Card (RG) # 19.503.423 -SP, Individua l Taxpayers’ Register (CPF/MF) # 251.176.838 -03, domiciled at rua Manoel Carneiro da Silva, 271, ap. 41, city of São Paulo, State of São Paulo.
II. The item 2 was removed from the agenda, as it was a request from the controlling shareholders and, as information provided by the representative, in the light of some new factors, this discussion was no longer necessary.
SIGNATURES: SILMARA BONATTO CURUCHET – State of Paraná representative and Chairwoman of the Meeting; RUBENS GHILARDI – Executive Secretary of the Board of Directors and CEO; EDUARDO CHEREZ PAVIA, HG TOP FIF; HG CAMINO FIA; HG BETA 14 FIA; HG HIPER FIM; HG PILAR FIM; HG PRIVATE FIM; HG RAPHAEL FIA; HG RAPAHEL FITVM; HG VERDE FIM; HG VERDE 14 FIM; HG AGAR FIM; HG PROVENCE EQUITY FIA; HG STRATEGY II FIA; HG STRATEGY 30 FIA; STRATEGY HG FUND LLC; PAULO ROBERTO ESTEVES -VIRGINIA RETIREMENT SYSTEM; USAA EMERGING MARKETS FUND; NORGES BANK; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; NELSON PESSUTI – Fiscal Council; MARIA APARECIDA RODRIGUES PLAÇA; MARLOS GAIO – Secretary.

Full text of the Minutes of the 166th Extraordinary General Meeting was drawn up on pages 143 and 144 of the Company’s Book #09 of Companhia Paranaense de Energia - COPEL, registered with the Board of Trade of Paraná State under #00/010561-9, on 3.23.2000.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.